SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of January, 2010

RYANAIR HOLDINGS PLC
(Translation of registrant's name into English)

c/o Ryanair Ltd Corporate Head Office
Dublin Airport
County Dublin Ireland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X.. Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Ryanair celebrates another victory for German consumers

Ryanair, the world's favourite airline, today (22nd Jan 10) celebrated a further victory for consumers after the Higher Regional Court of Hamburg ruled that 'screenscraping' to resell Ryanair's flights is unlawful and banned a German website Vtours  from screenscraping Ryanair's website.

Today's ruling against Vtours cements the decision handed down in Hamburg last May, which ruled that the scraping of Ryanair.com to resell Ryanair tickets is unlawful.  Vtours is now permanently banned from reselling Ryanair flights to consumers.

Ryanair has taken several high profile cases against screenscrapers throughout Europe as part of its long running campaign to try to stop their anti-consumer practices.  These online resellers access Ryanair's website in breach of its Terms of Use, take its flight information and sell Ryanair tickets to consumers, with high additional charges, which are not made clear to the consumer.

Ryanair's Stephen McNamara said:

“Ryanair celebrates today’s victory for German consumers as it once again confirms that European courts support Ryanair’s fight to protect consumers against overcharging screenscraping ticket-touts. Ryanair will continue its fight against screenscrapers in the interests of passengers until this practice of misleading consumers has been outlawed across Europe. Today’s result is a milestone achievement in that fight.

“All price comparison websites can enter into a licence agreement with Ryanair to allow them to legally provide consumers with genuine price comparisons and guarantee that passengers are not subjected to additional charges. If Vtours is interested in genuinely providing an honest comparison  for consumers in Germany it is welcome to sign up to this licence”.

Ends.                                      Friday, 22nd January 2010

For further information

please contact:

Daniel De Carvalho             Pauline McAlester

Ryanair Ltd                          Murray Consultants

Tel: +353-1-8121212            Tel. +353-1-4980300

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

RYANAIR HOLDINGS PLC

Date:  22 January, 2010

By:___/s/ Juliusz Komorek____

Juliusz Komorek
Company Secretary